

January 24, 2012

Via E-mail
Mr. John T. Standley
President and Chief Executive Officer
Rite Aid Corporation
30 Hunter Lane
Camp Hill, Pennsylvania 17011

> **Re:** **Rite Aid Corporation**
> **Form 10-K for Fiscal Year Ended February 26, 2011**
> **Filed April 26, 2011**
> **File No. 001-05742**

Dear Mr. Standley:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Lease Termination and Impairment Charges, page 30

1. Your store impairment charges were $115.1 million in fiscal 2011, $75.4 million in fiscal 2010 and $157.3 million in fiscal 2009. Please provide proposed disclosure to be included in future periodic reports of the underlying factors that caused the change in these impairment charges for each period presented. Disclose the factors that led to impairment recognition in the current period instead of earlier periods. Include a breakdown of how much of the impairment related to store closings, relocations, and impairments for stores that remained open. Also, describe the known trends underlying your store impairments and

whether or not you expect these trends to continue in future periods. Disclose the number of stores you anticipate closing in the future, to the extent known.

2. For each period presented, please provide proposed disclosure to be included in future periodic reports that includes a roll forward of the number of stores subject to impairment charges and the related impairment charges that distinguishes between same stores that were included in the calculation in prior years, stores that were newly-added to the calculation in the current year and stores that were removed from the calculation in the current year.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Mary Mast, Senior Staff Accountant, at (202) 551-3613, if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief
Accountant